Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 12, 2025
Relating to Preliminary Prospectus Supplement dated May 12, 2025 and
Prospectus dated June 28, 2024
Registration No. 333-280593

Blue Owl Capital Corporation
$500,000,000
6.200% Notes due 2030
PRICING TERM SHEET
May 12, 2025
The following sets forth the final terms of the 6.200% Notes due 2030 and should only be read together with the preliminary prospectus supplement dated May 12, 2025, together with the accompanying prospectus dated June 28, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blue Owl Capital Corporation (the “Company”)
Debt Ticker:	OBDC
Security:	6.200% Notes due 2030
Ratings (Moody’s/S&P/Fitch/Kroll)*:	Baa3/BBB-/BBB/BBB+ (Positive/Stable/Stable/Stable)
Trade Date:	May 12, 2025
Settlement Date**:	May 15, 2025 (T+3)
Aggregate Principal Amount Offered:	$500,000,000
Maturity Date:	July 15, 2030, unless earlier repurchased or redeemed
Benchmark Treasury:	3.875% due April 30, 2030
Benchmark Treasury Price and Yield:	99-00 ¼ / 4.098%
Spread to Benchmark Treasury:	+235 basis points
Yield to Maturity:	6.448%
Price to Public (Issue Price):	98.904% of the principal amount
Coupon (Interest Rate):	6.200% fixed rate.
Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2026.

Make-Whole Redemption:
Prior to June 15, 2030 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 40 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Use of Proceeds:	The proceeds from the Notes will be used to pay down certain existing indebtedness.
CUSIP/ISIN:	69121K AJ3 / US69121KAJ34
Joint Book-Running Managers:
Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Truist Securities, Inc.

Co-Managers:
BofA Securities, Inc.
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
ICBC Standard Bank Plc***
M&T Securities, Inc.
Santander US Capital Markets LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.
Keefe, Bruyette & Woods, Inc.
Nomura Securities International, Inc.
R. Seelaus & Co., LLC
Roberts & Ryan, Inc.
Siebert Williams Shank & Co., LLC

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**    Blue Owl Capital Corporation expects that delivery of the Notes will be made against payment therefor on or about May 15, 2025, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day prior to the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.
***    ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Capital Corporation and should be read carefully before investing.
The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Wells Fargo Securities, LLC at 1-800-645-3751, Morgan Stanley & Co. LLC at 1-866-718-1649, MUFG Securities America Inc. at 1-877-649-6848, RBC Capital Markets, LLC at 1-866-375-6829 or SMBC Nikko Securities America, Inc. at 1-212-224-5135.
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